SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

ARAUCO AND CONSTITUTION PULP INC

2

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of March 31, 2003 and 2004 are as follows:

Assets	2003 ThU.S.$	2004 ThU.S.$
Current assets	1,195,514	1,336,656
Net fixed assets	3,920,382	4,410,371
Other assets	85,257	102,475

Total assets	5,201,153	5,849,502

Liabilities and Shareholders Equity	2003 ThU.S.$	2004 ThU.S.$
Current liabilities	264,335	186,408
Long-term liabilities	1,657,174	1,973,819
Minority interest	6,149	6,542
Shareholders’ equity	3,273,495	3,682,733

Total liabilities	5,201,153	5,849,502

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

Total assets increased by 12.5%, or U.S.$ 648 million, from March 31, 2003 to March 31 , 2004. This increase is mainly attributable to a U.S.$ 95 million increase in marketable securities and time deposits and a U.S.$ 490 million increase in property, plant and equipment.

Total liabilities increased by U.S.$ 238 million from March 31, 2003 to March 31, 2004. This increase is mainly attributable to the issuance of U.S.$ 300 million of long-term bonds, leading to a U.S.$ 220 million net increase in long-term bonds.

The main financial and operating ratios are as follows:

Liquidity ratios	03/31/2003	12/31/2003	03/31/2004
Current ratio	4.52	7.14	7.17
Acid ratio	2.98	4.72	4.55

The increase in the current and acid ratios from 2003 to 2004 is primarily attributable to a U.S.$ 80 million decrease in short-term bonds.

The debt ratio was at 0.59 on both March 31, 2003 and March 31, 2004.

Debt indicators	03/31/2003	12/31/2003	03/31/2004
Debt to equity ratio	0.59	0.60	0.59
Short-term debt to total debt	0.14	0.09	0.09
Long-term debt to total debt	0.86	0.91	0.91
Financial expenses covered	5.92	6.66	6.54

Current liabilities went from 14% of total liabilities at the end of 2003 to 9% of total liabilities at March 31, 2004, due to the decrease in short-term bonds.

The ratio of financial expenses covered increased 0.6 points from the same period in 2003. The increase is attributable to an increase in income.

Operational ratios	03/31/2003	12/31/2003	03/31/2004
Inventory turnover	0.38	1.62	0.42
Inventory turnover (excluding forests)	0.72	3.05	0.78
Inventory permanence (days)	234.46	222.89	211.95
Inventory permanence (excluding forests)	125.26	118.20	115.05

The ratio of inventory turnover increased 0.04 points from the same period in 2003. The increase is primarily attributable to a decrease in the average inventory storage period in 2004 in relation with the previous period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	03/31/2003 ThU.S.$	12/31/2003 ThU.S.$	03/31/2004 ThU.S.$
Pulp	164,662	709,771	221,525
Sawn timber and cut wood	86,721	401,578	121,213
Plywood and fiber panels	63,418	296,941	78,037
Forestry products	9,239	33,306	13,514
Other	1,539	16,624	2,917

Total operating income	325,579	1,458,220	437,206

Operating costs	03/31/2003 ThU.S.$	12/31/2003 ThU.S.$	03/31/2004 ThU.S.$
Timber	32,710	152,777	43,105
Forestry work	31,134	135,311	39,432
Depreciation	25,124	100,907	25,753
Other costs	60,550	279,895	81,625

Total operating costs	149,518	668,890	189,915

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

Analysis of Operating Income

Operating income includes net income of U.S.$ 163 million compared to U.S.$ 115 million in 2003, an increase of U.S.$ 48 million. The increase is primarily due to an increase in sales volume and higher sale prices.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of U.S.$ 2 million during 2003, compared to a non-operating loss of U.S.$ 27 million in 2004. The change was primarily caused by foreign currency exchange rate income (loss), which changed from an income of U.S.$ 16 million in 2003 that was largely due to the positive impact of the Argentine peso exchange rate in 2003, to a loss of U.S.$ 8 million in 2004, which was largely due to the impact of the devaluation of the euro and the devaluation of the Chilean peso in 2004.

Profitability ratios	03/31/2003	12/31/2003	03/31/2004
Equity yield	3.11	12.00	3.15
Asset performance ratio	1.96	7.56	1.98
Operating asset ratio	2.32	9.49	3.02
Income per share (U.S.$)	0.87	3.62	0.97
EBITDA *	164,120	684,421	190,005
Income after tax (ThU.S.$)	97,288	403,224	108,192

*	Income before income tax, interest, depreciation, amortization and extraordinary items.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION

Pulp

Growth in the world economy has contributed to a general increase in the demand for pulp. The Chinese market has seem increased demand due to the opening of several paper mills. Higher levels of eucalyptus pulp production in Brazil has put pressure on the market, such that eucalyptus pulp prices have remained lower than long fiber pulp prices, which have increased.

In Europe, the trend is different than in Asia. The Scandinavian pulp industry has been maintaining conservative price levels, in an apparent effort to maintain sales volumes and mitigate problems that it faces in exporting its production to clients outside of Europe.

Arauco’s competition in pulp production is primarily concentrated in Brazil, Canada, the United States and Scandinavia.

Arauco has an approximately 6% market share in the global bleached pulp market, taking into account the opening of Arauco’s Valdivia Plant. The plant is the largest investment made by the company in the last decade.

Wood Products

The world market for sawn timber generally has been expanding. In the United States, decreasing interest rates have led to increased construction activity, which in turn increases the demand for Arauco’s products. Similarly, increased demand for various types of furniture in the United States has increased production levels in the Chinese, Mexican and Brazilian furniture industries, leading to a corresponding increase in Arauco’s sales in these countries.

At the same time, the current strong demand in the United States for re-manufactured wood products has led to increased prices.

Panels

In the United States, the strong economy has contributed to an increase in the sales of wood panels to that market. In respect to MDF, profit margins are under competitive pressure, Arauco expects to see positive trends in the future.

In Europe, the strengthening of the Euro and the better positioning of Arauco’s sanded panels without knots have contributed to an increase in sale margins and volumes. Arauco believes it has a strong position in Northern Europe and that it is improving its position in Italy in Spain.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

Other

Valdivia Project

Arauco’s new pulp plant in Valdivia opened and began operations during the first quarter of 2004.

Itata Project

The Itata project, which in its first phase of construction, is expected to include a mill, a panel plant and a thermal plant for the production of steam and electricity. Arauco expects to make an investment of U.S.$ 120 million for this project. The project is expected to be complete before the end of 2004.

4.	ANALYSIS OF CASH FLOW

	03/31/2003 ThU.S.$	12/31/2003 ThU.S.$	03/31/2004 ThU.S.$
Operating cash flow	76,142	511,523	150,965
Cash flow from financing activities	80,177	158,738	3,213
Cash flow from investment activities	(121,506)	(568,687)	(167,149)

Net cash flow for the year	34,813	101,574	(12,971)

The increase in operating cash flow is largely due to an increase of trade accounts receivable of U.S.$ 155 million and an increase of V.T.A. for export sales, partially offset by an increase in payments to suppliers.

The net positive cash flow from financing activities in 2003 was primarily due to receiving U.S.$ 150 million in loans in February 2003, partially offset by loan payments made.

The variation in cash flow from investment activities is largely due to the impact of an increase in purchases of property, plant and equipment in 2004 as compared to 2003, due to the ongoing construction of the Valdivia Mill Project.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2004

Amounts in thousands of U.S. dollars, except as indicated

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2004, a relation between fixed rate debts and total consolidated debt of approximately 78%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it considers that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in Note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2003 ThU.S.$	2004 ThU.S.$
ASSETS
CURRENT ASSETS:
Cash	9,778	8,640
Time deposits	77,976	147,598
Marketable securities (note 3)	304,227	329,721
Trade accounts receivable (note 4)	204,487	211,275
Notes receivable	4,164	5,389
Other receivables	43,183	29,414
Notes and accounts receivable from related parties (note 18)	991	2,169
Inventories (note 5)	386,243	459,040
Recoverable taxes	28,481	45,577
Prepaid expenses	20,850	29,374
Deferred tax assets (note 15)	27,717	2,305
Other current assets	87,417	66,154

Total current assets	1,195,514	1,336,656

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	355,932	383,878
Forests	1,833,294	1,942,923
Buildings and other infrastructure	1,369,616	1,442,961
Machinery and equipment	1,405,698	1,436,646
Other	556,786	913,034
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,669,713)	(1,777,840)

Net property, plant and equipment	3,920,382	4,410,371

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	37,691	47,755
Investments in other companies	135	133
Goodwill (note 8)	15,011	11,435
Negative goodwill (note 8)	(10,826)	(5,003)
Long-term receivables	3,900	11,087
Intangibles	488	579
Amortization	(156)	(214)
Other (note 9)	39,014	36,703

Total other non-current assets	85,257	102,475

Total assets	5,201,153	5,849,502

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2003 ThU.S.$	2004 ThU.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current bank borrowings (note 10)	56	4,581
Current portion of long-term bank borrowings (note 14)	10,539	1,504
Current portion of bonds (note 12)	90,536	11,031
Current portion of other long term liabilities	286	316
Dividends payable	1,296	1,427
Trade account payable	101,367	119,111
Sundry accounts payable	8,968	3,917
Notes and accounts payable to related companies (note 18)	998	985
Accrued liabilities (note 13)	18,866	25,892
Withholding taxes	4,871	6,064
Income tax payable	24,433	7,671
Deferred income	1,596	3,281
Other current liabilities	523	628

Total current liabilities	264,335	186,408

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	402,363	402,020
Bonds (note 12)	1,157,500	1,457,500
Notes payable	1	1
Sundry accounts payable	282	432
Accrued liabilities (note 13)	8,154	14,500
Deferred tax liabilities (note 15)	88,248	93,859
Other long-term liabilities	626	5,507

Total long-term liabilities	1,657,174	1,973,819

Minority interest (note 23)	6,149	6,542

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,323,071	1,442,580
Retained earnings	1,536,932	1,842,653
Provisory dividend	(38,682)	(65,221)
Net income for the period	98,998	109,545

Total shareholders’ equity	3,273,495	3,682,733

Total liabilities and shareholders’ equity	5,201,153	5,849,502

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2003 ThU.S.$	2004 ThU.S.$
OPERATING INCOME:
Sales revenue	325,579	437,206
Cost of sales	(149,518)	(189,915)
Gross profit	176,061	247,291
Administration and selling expenses	(60,569)	(83,348)

Operating income	115,492	163,943

NON-OPERATING INCOME:
Interest earned	5,223	7,056
Share of net income of related companies (note 7)	968	1,040
Other non-operating income (note 21)	1,945	1,626
Amortization of goodwill (note 8)	(1,053)	(837)
Interest expenses	(23,366)	(25,043)
Other non-operating expenses (note 22)	(2,529)	(2,446)
Price-level restatement (note 1)	49	(3)
Foreign currency exchange rate (note 1)	16,564	(8,069)

Non-operating loss	(2,199)	(26,676)

Income before taxes, minority interest and amortization of negative goodwill	113,293	137,267
Income taxes (note 15)	(16,005)	(29,075)
Income before minority interest and amortization of negative goodwill	97,288	108,192
Minority interest (note 23)	(75)	(88)
Income before amortization of negative goodwill	97,213	108,104
Amortization of negative goodwill (note 8)	1,785	1,441

Net income	98,998	109,545

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2003 ThU.S.$	2004 ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	98,998	109,545
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	95	(140)
Items affecting income not involving the movement of cash:
Depreciation	26,483	26,946
Amortization of intangibles	6	7
Write-offs and provisions	876	199
Profit from investments accounted for under the equity method	(968)	(1,040)
Loss from investments accounted for under the equity method	—	—
Amortization of goodwill	1,053	837
Amortization of negative goodwill	(1,785)	(1,441)
Net price level restatement	(49)	3
Foreign currency exchange rate	(16,564)	8,069
Others	3,018	9,297
Decrease (Increase) in current assets:
Clients and debtors	(113,136)	(84,485)
Inventory	5,162	(25,291)
Other current assets	22,220	17,310
Increase (Decrease) in current liabilities:
Suppliers and creditors	78,367	63,304
Interest payable	(14,499)	12,224
Provision for income taxes	10,301	16,211
Other current liabilities	(23,436)	(590)

Net cash flows from operating activities	76,142	150,965

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2003 ThU.S.$	2004 ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	151,416	21,056
Loans paid	(69,861)	(17,843)
Repayments of bonds	(1,378)	—

Net cash flow from financing activities	80,177	3,213

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	629	98
Purchase of property, plant and equipment	(112,731)	(161,196)
Permanent investments	(28,500)	(26)
Capitalized interest paid	(3,874)	(5,985)
Other investments	22,970	(40)

Net cash flow from investment activities	(121,506)	(167,149)

Net cash flows from operating, investing and financing activities	34,813	(12,971)

Effect of inflation	9,301	(6,288)

Net decrease in cash and cash equivalents	44,114	(19,259)
Initial balance of cash and cash equivalents	399,426	550,066

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	443,540	530,807

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of March 31, 2003 and 2004 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of March 31, 2004			Total as of March 31, 2003
Subsidiary company	Direct	Indirect	Total	Total
	%	%	%	%
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.93
Arauco Do Brasil Ltda. (Brazil)	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	58.80
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.93
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A. (previously Inversiones Cholguán S.A.)	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.09	51.09	51.09
Arauco Distribución S.A. ( ex - Distribuidora Centromaderas S.A.)	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Celsur S.A.	—	99.93	99.93	—
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Conosur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	30.14	69.85	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements;

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”); and

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements (including the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos) is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous March 31
March 31, 2003	115.21	2.1%
March 31, 2004	114.35	0.2%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous February 29
February 29, 2003	113,88	3.8%
February 29, 2004	113.87	0.0%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
March 31, 2003	16,783.60
March 31, 2004	16,820.82

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At March 31,
	2003 U.S.$ 1	2004 U.S.$ 1
Chilean peso	731.56	616.41
Yen	118.10	104.35
Euro	0.92	0.81
GBP	0.63	0.54
Argentine peso	2.98	2.86

The differences arising in the valuations of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the period in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended March 31,
	2003 ThU.S.$ Credit (Charge)	2004 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restating by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(127)	120
Property, plant and equipment, net	84	(91)
Inventories	40	—
Other assets and liabilities, net	60	(32)

Net effect on income	57	(3)

Price-level restatement of income statement accounts	(8)	—

Credit (charge) to income by CPI	49	(3)

Credit (charge) to income for foreign currency exchange rate:

	Period ended March 31,
	2003 ThU.S.$ Credit (Charge)	2004 ThU.S.$ Credit (Charge)
Assets restating by foreign currency
Trade accounts receivable	701	355
Inventories	(30)	(8)
Other assets	15,057	(8,359)
Liabilities restating by foreign currency
Bank borrowings	57	—
Bonds	(5)	—
Other liabilities	784	(57)

Net effect on income by foreign currency	16,564	(8,069)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest.

Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the period, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment, continued

(i)	Property, plant and equipment, excluding forests, continued

The estimated average remaining useful lives of Arauco’s property, plant and equipment are as follows:

Years
Buildings and other infrastructure	27
Machinery and equipment	11
Other	3
Technical revaluation	10

(i)	Property, plant and equipment, excluding forests, continued

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(h)	Income taxes

Arauco made provisions at each period-end for income taxes currently payable in accordance with current tax regulations. The details of the provisions for income taxes are in note 15.

Since December 31, 1999, including on March 31, 2004, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Prior to December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5% for 2003 and 2004.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$ 468 thousand and U.S.$ 526 thousand for the periods ended March 31, 2003 and 2004, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(l)	Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months.

(o)	Forward foreign exchange contracts and currency swaps

Arauco’s open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.

Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at period-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

Until December 31, 2001, under B.T. No.64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself was measured in U.S. dollars. For the periods ended March 31, 2004 and 2003, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina. The Company uses an exchange rate of 2.86 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in an income of U.S.$1.23 million.

As of March 31, 2004, the Company’s investments in Argentina represented 12.2% of its consolidated assets, compared to 12.9% at March 31, 2003.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, the majority of which are denominated in local currency, were as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Units in mutual funds	304,227	329,721

Total marketable securities	304,227	329,721

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Trade accounts receivable	207,123	215,754
Allowance for doubtful accounts	(2,636)	(4,479)

Total trade accounts receivable	204,487	211,275

As of March 31, 2003 and 2004, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Finished goods (pulp)	28,473	22,518
Finished goods (timber and panels)	88,916	97,335
Finished goods on consignment (pulp)	18,432	28,197
Work in progress	3,971	4,110
Sawlogs, pulpwood and chips	12,189	29,180
Raw material	48,640	55,616
Forests under exploitation	173,142	209,650
Pending imports	989	173
Other	11,491	12,261

Total inventories	386,243	459,040

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Buildings and other infrastructure	3,256	2,872
Machinery and equipment	489	399
Other	1	—

Total increase in value due to technical revaluation of property, plant and equipment	3,746	3,271

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

The depreciation charge to income of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	26,380	26,840
Technical revaluation	103	106

Total	26,483	26,946

Accumulated depreciation was as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,605,619	1,713,271
Technical revaluation	64,094	64,569

Total	1,669,713	1,777,840

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Price-level restated cost of forests	545,211	545,991
Commercial valuation increment	1,288,083	1,396,932

Total	1,833,294	1,942,923

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES

During the first three months of 2003, Arauco made the following investments in related companies:

On January 2, 2003, the Company contributed U.S.$ 25 million to Eka Chile S.A. and acquired U.S.$3.5 million of additional shares. The investment resulted in goodwill of U.S.$ 12.1 million.

During the first three months of 2004, Arauco made the following investments in related companies:

On March 15, 2004, the subsidiary Arauco Generación S.A. made a capital contribution of U.S.$ 26 thousand to CDEC-SIC Ltda.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

Liabilities that hedge investments in related companies

The Company maintains debt with the public (the Company’s Yankee Bonds 2nd Issue) that were specifically designated as hedging instruments for the Company’s investment in Industrias Forestales S.A., in Argentina.

The investments in related companies at each period-end were as follows:

	As of March 31,
	Percentage Participation		Investment Value		Net income of investee
	2003%	2004%	2003 ThU.S.$	2004 ThU.S.$	2003 ThU.S.$	2004 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	14,052	17,926	445	470
Inversiones Puerto Coronel S.A.	50.00	50.00	6,818	8,497	285	469
Sociedad CDEC-SIC Ltda.	7.14	7.69	50	67	3	2
Servicios Corporativos Sercor S.A.	20.00	20.00	336	454	18	13
Eka Chile S.A.	50.00	50.00	16,435	20,811	217	86

Total			37,691	47,755	968	1,040

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a) Negative goodwill as of each period-end was as follows:

	As of March 31,
	2003		2004
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Alto Paraná S.A.	314	653	94	249
Licancel S.A.	227	1,361	227	454
Forestal Cholguán S.A.	1,106	8,671	1,106	4,249
Maderas Prensadas Cholguán S.A.	138	141	14	51

Total negative goodwill	1,785	10,826	1,441	5,003

b) Goodwill as of each period-end was as follows:

	As of March 31,
	2003		2004
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Forestal El Aguaray S.A.	10	46	10	2
Paneles Arauco S.A.	197	1,965	197	1,179
Inversiones Puerto Coronel S.A.	241	—	—	—
Eka Chile S.A.	605	11,500	605	9,079
Southwoods-Arauco Lumber L.L.C.	—	1,500	25	1,175

Total goodwill	1,053	15,011	837	11,435

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Recoverable taxes	20,496	17,638
Bond issue expenses	14,048	13,465
Discounts on bond issues	2,201	1,939
Other	2,269	3,661

Total other non-current assets	39,014	36,703

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of each period-end were as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Total outstanding	56	4,581
Principal outstanding	56	4,447
Weighted average annual interest rate	—	—

Current bank borrowings were denominated as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Obligations in foreign currency	—	4,581
Obligations in local currency	56	—

Total current bank borrowings	56	4,581

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Current portion of bonds	90,536	11,031
Current portion of other long-term liabilities	286	316
Trade accounts payable	101,367	119,111
Accounts and notes payable to related parties	998	985
Current provisions	18,866	25,892
Sundry accounts payable and other liabilities	41,687	22,988

Total	253,740	180,323

(b)	The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows at period-end:

	As of March 31,
	2003%	2004%
Foreign currency	61.97	44.36
Local currency	38.03	55.64

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had eight series of Yankee Bonds outstanding as of March 31, 2004.

The balances of the bonds were as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Current
Series A bonds	877	—
Series B bonds	293	—
Yankee Bonds 1st Issue	83,836	2,042
Yankee Bonds 2nd Issue	1,198	1,198
Yankee Bonds 3rd Issue	2,916	2,916
Yankee Bonds 4th Issue	1,416	1,416
Yankee Bonds 5th Issue	—	3,459

Total current (including accrued interest)	90,536	11,031

Long-term
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	400,000	400,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	—	300,000

Total long-term	1,157,500	1,457,500

Less total accrued interest	10,321	11,031

Total principal outstanding	1,237,715	1,457,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee A Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue
Issue date	Dec.15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003

Authorized Amount (nominal)	8 years ThU.S.$ 200,000 12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000

20 years ThU.S.$ 125,000

Issue amount	8 years ThU.S.$ 200,000 12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000

20 years ThU.S.$ 125,000

Amounts Authorized but not issued

Principal Repayment	8 years Dec. 2003 12 years Dec.2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013

Interest rate (excluding effects of any interest rate swap)	8 years 6.75% 12 years 7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.62%	7.75%	5.125%

Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

As of March 31, 2004, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2004 (*)	11,031
2005	175,000
2006	—
2007 and thereafter	1,282,500

Total	1,468,531

(*)	This amount includes U.S.$ 11,031 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Accrual for staff vacations	3,088	4,814
Plant maintenance accrual	5,918	6,244
Standby letters of credit	940	584
Accrual for contingencies	1,210	1,220
Staff severance indemnities	502	1,077
Selling and other transportation costs provisions	2,861	1,378
Electrical expense provision	789	753
Salary and benefits of the staff	328	916
Forestry activity expenses	107	215
Pending monthly provisional payments	—	4,764
Chlorate Plant provision	—	1,357
Other current liabilities	3,123	2,570

Total accrued liabilities	18,866	25,892

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Balance at beginning of period	8,637	14,613
Provision during the period	121	(124)
Payments during the period	(102)	(139)

Balance as of period-end	8,656	14,350

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Shown in the balance sheet as:
Current	502	1,077
Long-term	8,154	13,273

Total	8,656	14,350

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

Bank or financial institution	Denomination	As of March 31, 2003		As of March 31, 2004
		Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	250,000	8,350	250,000	422
Tesoro Argentino (2)	U.S.$	2,363	590	2,020	646
J.P. Morgan-Chase Bank (3)	U.S.$	150,000	475	150,000	436
Banco Galicia	U.S.$	—	1,124	—	—

Total long-term bank borrowings		402,363	10,539	402,020	1,504

The weighted average interest rates for long-term foreign currency-denominated debt for the three-month periods ended March 31, 2003 and 2004 were 7.10% and 4.8%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1(b).

Six month LIBOR at March 31, 2003 and 2004 was 3.60% and 1.16%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(1)	Alto Paraná Loans

a) The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin on June 13, 2004.

(2)	Tesoro Argentino

Alto Paraná owed an aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(3)	The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.85%. Interest payments are due semi-annually, while the loan principal is repayable in five semi-annual payments, which begin on February 7, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(b)	Debt distribution

As of March 31, 2003 and 2004, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c)	Maturity of long-term bank borrowings

As of March 31, 2004, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2004	1,504
2005	30,414
2006	110,492
2007	160,557
2008 and thereafter	100,557

Total	403,524

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 14,141 thousand and U.S.$16,155 thousand for the periods ended March 31, 2003 and 2004, respectively. Furthermore, Arauco established provisions for U.S.$ 90 thousand as of March 31, 2003 and U.S.$ 11 thousand as of March 31, 2004, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Income tax	(14,141)	(16,155)
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(21)	(11)
Deferred income tax	(1,642)	(12,739)
Amortization of complementary accounts	(201)	(170)

Total Income Tax	(16,005)	(29,075)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of March 31, 2004 were as follows:

	Retained Earnings		Shareholders’ Tax Credit ThU.S.$
	With Credit ThU.S.$	Without Credit ThU.S.$
Balance as of December 31, 2003	54,964	3,377	10,469

Total	54,964	3,377	10,469

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of March 31, 2003 and 2004, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of March 31, 2003
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	823	123	—	—
Deferred revenues	944	38	—	—
Accrual for staff vacations	485	—	—	—
Production costs	—	—	5,639	—
Property, plant and equipment depreciation	—	—	—	82,528
Capitalized expenses	—	—	2,844	4,568
Obsolescence reserve	730	—	—	—
Debt issue and project expenses	—	—	—	8,342
Staff severance indemnities	1,027	359	—	—
Tax loss carry forwards	28,908	6,425	—	—
Property, plant and equipment valuation	—	32,595	—	10,005
Accrual for contingencies	405	—	—	—
Plant maintenance accrual	930	—	—	—
Argentine peso devaluation	1,670	6,681	—	—
Other	1,547	358	77	839

Total	37,469	46,579	8,560	106,282

Complementary accounts, net of accumulated amortization (1)	(103)	(17,616)	(153)	(16,297)
Valuation provision	(1,242)	(27,226)	—	—

Total	36,124	1,737	8,407	89,985

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of March 31, 2004
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,089	146	—	—
Deferred revenues	854	—	—	—
Accrual for staff vacations	743	—	—	—
Production costs	—	—	5,796	—
Capitalized expenses	—	—	4,258	6,103
Property, plant and equipment depreciation	—	—	199	82,688
Staff severance indemnities	1,830	662	—	—
Leasing assets	—	—	92	—
Debt issue and project expenses	—	—	—	19,938
Obsolescence reserve	1,189	—	—	—
Accrual for contingencies	422	—	—	—
Tax loss carry-forwards	2,719	1,696	—	—
Property, plant and equipment valuation	—	31,732	—	14,888
Plant maintenance accrual	748	—	—	—
Argentine peso devaluation	2,176	2,176	—	—
Other	2,677	932	78	1,879

Total	15,447	37,344	10,423	125,496

Complementary accounts, net of accumulated amortization (1)	(2,719)	(13,619)	—	(14,366)
Valuation provision	—	(6,454)	—	—

Total	12,728	17,271	10,423	111,130

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves”. These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$ 419 thousand during the period ending March 31, 2003 and received U.S.$ 251 thousand during the period ending March 31, 2004.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

	At March 31,
	Currency	2003 ThU.S.$	2004 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	6,740	3,407
Cash and banks	Ch$	2,505	2,706
Cash and banks	Other currencies	533	2,527
Time deposits and marketable securities	U.S.$	180,067	190,669
Time deposits and marketable securities	Ch$	54,561	104,565
Time deposits and marketable securities	Other currencies	147,575	182,085
Trade accounts receivable	U.S.$	173,721	178,093
Trade accounts receivable	Ch$	20,708	27,199
Trade accounts receivable	Other currencies	10,058	5,983
Other accounts receivable	U.S.$	15,858	5,048
Other accounts receivable	Ch$	20,182	15,884
Other accounts receivable	Other currencies	7,143	8,482
Inventories	U.S.$	378,176	449,278
Inventories	Ch$	8,067	9,762
Other current assets	U.S.$	36,478	41,611
Other current assets	Ch$	93,651	83,050
Other current assets	Other currencies	39,491	26,307

Total current assets		1,195,514	1,336,656

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	3,757,915	4,385,249
Property, plant and equipment	Ch$	162,467	25,122
Other assets	U.S.$	61,092	75,285
Other assets	Ch$	382	8,985
Other assets	Other currencies	23,783	18,205

Total property, plant and equipment and other assets		4,005,639	4,512,846

Total assets		5,201,153	5,849,502

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At March31,
	Currency	2003 ThU.S.$	2004 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	—	4,525
Current bank borrowings	CH$	56	1
Current bank borrowings	Other currencies	—	55
Current portion of long-term bank borrowings	U.S.$	9,415	1,504
Current portion of long-term bank borrowings	Other currencies	1,124	—
Current portion of bonds	U.S.$	89,366	11,031
Current portion of bonds	Ch$	1,170	—
Notes and trade accounts payable	U.S.$	21,200	25,544
Notes and trade accounts payable	Ch$	57,154	70,439
Notes and trade accounts payable	Other currencies	23,013	23,128
Other current liabilities	U.S.$	23,533	14,900
Other current liabilities	Ch$	38,239	29,956
Other current liabilities	Other currencies	65	5,326

Total current liabilities		264,335	186,408

Long-term liabilities:
Long-term bank borrowings	U.S.$	402,363	402,020
Bonds	U.S.$	1,157,500	1,457,500
Other long-term liabilities	U.S.$	3,275	5,550
Other long-term liabilities	Ch$	93,563	107,059
Other long-term liabilities	Other currencies	473	1,690

Total long-term liabilities		1,657,174	1,973,819

Total liabilities		1,921,509	2,160,227

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of March 31,
Company	Relationship	2003 ThU.S.$	2004 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	976	999	Accounts receivable
Fundación Educacional Arauco	Affiliate	—	650	Accounts receivable
Cía. Puerto de Coronel S.A.	Affiliate	15	—	Accounts receivable
Eka Chile S.A.	Affiliate	—	520	Accounts receivable

Total current assets		991	2,169

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	694	37	Accounts payable
Puerto de Lirquén S.A.	Afíliate	280	364	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	—	539	Accounts payable
Abastible S.A.	Affiliate	5	17	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	2	8	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	6	17	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	3	3	Accounts payable
Fundación Educacional Arauco	Affiliate	8	—	Accounts payable

Total current liabilities	998		985

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the period-ended March 31, 2003 and 2004, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended March 31,
	2003 ThU.S.$	2004 ThU.S.$
(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	3,212	4,140
Other Sales	(1)	(2)
(b) Puerto de Lirquén S.A.:
Port services	503	770
(c) Abastible S.A.:
Purchases of fuel	27	83
(d) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	145	633
(e) Cía. Puerto de Coronel S.A:
Stockpiling services	505	890
Other sales	—	6
(f) Portaluppi, Guzmán y Bezanilla Abogados
Legal advice	19	57
(g) Eka Chile S.A.
Purchase of sodium chlorate	1,696	6,919
Engineering Services	—	(2,159)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

(a)	Arauco

The Company is involved in the following legal actions in connection with the operation of its Valdivia plant.

1)	In March 2004 several private citizens filed a request for an Order of Protection at the Honorable Court of Appeals of Valdivia, for protection against odors in towns near Valdivia and the Valdivia plant. The case is awaiting further proceedings.

2)	In March 2004 the Valdivia Health Service began sanitary proceedings against the plant in relation to odors released. The Health Service opened a second set of proceedings later that month, and in April 2004 they were consolidated into one proceeding. The Company was fined UTM 1,000, which it paid. The Company is now contesting the charge in civil court.

3)	In April 2004 the Company was fined UTM 100 for excessive noise levels. The Company has paid the fine.

4)	In April 2004 the Company was fined $ 502.699 thousand (U.S.$ 815 thousand at the exchange rate as of March 31, 2004) by the police tribunal of San José de la Mariquina, a town near Valdivia, for failing to comply with requirements for registering construction. The Company has filed an appeal, which is under review. The construction was registered on April 8, 2004.

5)	In April 2004 the mayor of Mariquina, filed a request with the local police tribunal for a fine against the Company for functioning without a municipal license. The case is currently pending. The Company received a temporary municipal license later that same month.

6)	In April 2004 the Regional Environmental Commission filed a proceeding alleging violations of environmental regulations by the Company at the Valdivia plant. The Company has replied to the allegations and the proceeding is pending.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Arauco is not currently involved in any court proceedings or legal actions which could significantly affect its financial or operating conditions.

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i) The interest coverage ratio must not be less than 2.0.

ii) The ratio of debt to consolidated tangible net worth must not be greater than 1.2.

iii) Consolidated net worth must not be less than U.S.$ 2,500 million.

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At March 31, 2004, the outstanding principal amount of the guaranteed debt totaled U.S.$250 million. This guarantee would require payment by the Company in an event of default by Alto Paraná. The guarantee runs for the term of the note, which expires in 2008. Arauco has no other material guarantees.

The restrictions included in Alto Paraná S.A.’s obligations with J.P.Morgan Chase (Argentine Collateral Trust) require that it comply with the following requirements: (1) its financial liabilities (excluding J.P. Morgan Chase debt) must not be greater than 65% of its [assets] plus the J.P. Morgan Chase debt; and (2) the ratio between EBITDA and excluded interest cannot be less than 1.75.

The Electricity and Energy Commission imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Electricity and Fuels Commission. The amounts involved were recorded in the consolidated financial statements as 239.4 million Chilean pesos (U.S.$ 388 thousand at the exchange rate as of March 31, 2004)

The Company´s long-term borrowings require compliance with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all relevant financial covenants at March 31, 2004.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended March 31, 2003 and 2004 are as follows:

March 31, 2003	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the year ThU.S.$	Total ThU.S.$
Balance as of December 31, 2002	347,551	5,625	1,356,030	1,259,743	(36,682)	277,189	3,207,456
Prior period income allocation	—	—	—	277,189	—	(277,189)	—
Forestry reserve	—	—	(31,808)	—	—	—	(31,808)
Forestry reserve adjustment related subsidiaries	—	—	(387)	—	—	—	(387)
Conversion adjustment related to subsidiaries	—	—	(764)	—	—	—	(764)
Net income for the period	—	—	—	—	—	98,998	98,998

Balance as of March 31, 2003	347,551	5,625	1,323,071	1,536,932	(38,682)	98,998	3,273,495

March 31, 2004	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the year ThU.S.$	Total ThU.S.$
Balance as of December 31, 2003	347,551	5,625	1,483,076	1,433,461	(65,221)	409,192	3,613,684
Prior period income allocation	—	—	—	409,192	—	(409,192)	—
Cumulative Translation adjustment	—	—	(1,105)	—	—	—	(1,105)
Forestry reserve	—	—	(39,076)	—	—	—	(39,076)
Forestry reserve adjustment related to subsidiaries	—	—	(315)	—	—	—	(315)
Net income for the period	—	—	—	—	—	109,545	109,545

Balance as of March 31, 2004	347,551	5,625	1,442,580	1,842,653	(65,221)	109,545	3,682,733

The number of shares authorized, issued and outstanding as of March 31, 2003 and 2004 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Reimbursement of customs duties	727	932
Rental income	150	122
Insurance recoveries	49	96
Gain on sale of energy	47	32
Sale of materials and others	64	30
Gain on sale of property, plant and equipment	—	140
Reverse on sale expense provision of the previous year	589	3
Other income	319	271

Total other non-operating income	1,945	1,626

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Other services and fees	28	—
Other depreciation and amortization	137	137
Write-off of damaged forest	32	177
Donations	51	52
Severance payments	500	—
Project expenses	245	119
Write-off of obsolete material	225	—
Provision for uncollectible accounts receivable	30	29
Legal expenses	13	17
Taxes	883	873
Loss on sale of fixed assets	95	—
Inventory adjustment	—	475
Other expenses	290	567

Total other non-operating expenses	2,529	2,446

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the shareholders’ minority interest in each of the Company’s subsidiaries was as follows:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Alto Paraná S.A.	202	192
Forestal Arauco S.A.	1,634	1,682
Forestal Cholguán S.A.	4,075	4,461
Controladora de Plagas Forestales S.A.	204	207
Arauco Europe S.A.	34	—

Total	6,149	6,542

The income value corresponding to the shareholder minority interest in each of the Company’s subsidiaries was as follow:

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Alto Paraná S.A.	(6)	(4)
Forestal Arauco S.A.	(25)	(23)
Forestal Cholguán S.A.	(31)	(49)
Controladora de Plagas Forestales S.A.	(13)	(12)

Total	(75)	(88)

24.	SANCTIONS

In April 2004 the Chilean Securities Commission levied a sanction of UF 15 against the Chief Executive Officer for not submitting a list of shareholders as of March 31, 2004. The Company has filed a request that the sanction be left without effect.

During the periods ended March 31, 2003 and 3004, neither the Company, nor any member of the Board of Directors of the Company was sanctioned by the Chilean Securities Commission.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.

The charges to income related to such amortizations for the periods ended March 31, 2003 and 2004 were U.S.$ 667 thousand and U.S.$ 701 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense”. The costs recorded for each period are shown below.

	As of March 31,
	2003 ThU.S.$	2004 ThU.S.$
Stamp tax	7,421	6,170
Underwriters commission	4,425	5,561
Rate insurance commission	266	160
Risk evaluation	81	68
Accounting advice	29	19
Printing costs	73	57
Legal advice	404	489
Repayment of bonds	3,991	3,497
Other	107	250

Total bond issue costs	16,797	16,271

26.	CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	U.U$	22.32 million	2004
Plywood Mill construction project Plywood Mill construction project	U.S.$ U.S.$	29.69 million 3.08 million	2004 2005

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended March 31, 2004.

•	Project to decrease the effluent of the manufacturing process of white pulp. Spent: U.S.$ 376 thousand. No future costs are forecasted.

•	Project to reduce any gases and steam that are a byproduct of the mill production process. Spent: U.S.$233 thousand. Estimated future cost: U.S.$ 186 thousand.

•	Project to improve the evacuation of water and effluent treatment of Paneles Mill. Spent: U.S.$68 thousand. Estimated future cost: U.S.$60 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and March 31, 2004 these Company’s subsidiaries paid U.S.$ 103 thousand in relation to the system and it anticipates spending an additional amount of U.S.$ 81 thousand.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2004

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated.

28.	SUBSEQUENT EVENTS

No events have occurred since March 31, 2004 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V. Controller	Alejandro Pérez R. Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: May 17, 2004	By:	/s/ ALEJANDRO PÉREZ

	Name:	Alejandro Pérez
	Title:	Chief Executive Officer